
03020904

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Structured Asset Mortgage Investments Inc.	**0000882253**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, May 27, 2003, Series 2003-4	**333-68542**

Name of Person Filing the Document
(If Other than the Registrant)


PROCESSING
RECEIVED
MAY 3 0 2003
WASH, D.C.
181
SECTION
PROCESSED
JUN 0 2 2003
THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRUCTURED ASSET MORTGAGE INVESTMENTS INC.

By: /s/: Baron Silverstein
Name: Baron Silverstein
Title: Vice President

Dated: May 27, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

STRUCTURED ASSET MORTGAGE INVESTMENTS INC.

By: 

Name: Baron Silverstein

Title: Vice President

Dated: May 27, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

New Issue Marketing Materials

$565,820,800 (Approximate)

Bear Stearns ARM Trust
Mortgage Pass-Through Certificates, Series 2003-4

Structured Asset Mortgage Investments, Inc.
Depositor

Wells Fargo Bank Minnesota, NA
Master Servicer

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

All statistical Information is preliminary and based upon Information as of May 1, 2003.

May 27, 2003

$565,820,800 (approx)

Bear Stearns ARM Trust

Mortgage Pass-Through Certificates, Series 2003-4

Hybrid ARM Mortgage Loans

Class	Certificate Size (1)	Expected Ratings (S&P/Moodys)	Credit Enhancement %age (2)	Interest Rate Type	Collateral Type	Index Type (% of Group)	Certificate Type
I-A-1	$50,011,800	AAA/Aaa	3.00%	WAC (3)	5-Yr. Hybrids	1-Yr. LIBOR (22%) 6-Mo. LIBOR (69%) 1-Yr. CMT (9%)	Group I Senior
I-X-1	Notional (4)	AAA/Aaa	3.00%	Fixed (4)	5-Yr. Hybrids	1-Yr. LIBOR (22%) 6-Mo. LIBOR (69%) 1-Yr. CMT (9%)	Group I Interest Only
II-A-1	$247,776,800	AAA/Aaa	3.00%	WAC (5)	7-Yr. Hybrids	1-Yr. LIBOR (79%) 6-Mo. LIBOR (15%) 1-Yr. CMT (6%)	Group II Senior
II-X-1	Notional (6)	AAA/Aaa	3.00%	Fixed (6)	7-Yr. Hybrids	1-Yr. LIBOR (79%) 6-Mo. LIBOR (15%) 1-Yr. CMT (6%)	Group II Interest Only
III-A-1	$254,370,500	AAA/Aaa	3.00%	WAC (7)	10-Yr. Hybrids	1-Yr. LIBOR (84%) 6-Mo. LIBOR (15%) 1-Yr. CMT (1%)	Group III Senior
III-X-1	Notional (8)	AAA/Aaa	3.00%	Fixed (8)	10-Yr. Hybrids	1-Yr. LIBOR (84%) 6-Mo. LIBOR (15%) 1-Yr. CMT (1%)	Group II Interest Only
B-1	$5,977,000	AA/Aa2	1.95%	WAC (9)	Total Portfolio	Total Portfolio	Crossed Subordinate
B-2	$4,553,800	A/A2	1.15%	WAC (9)	Total Portfolio	Total Portfolio	Crossed Subordinate
B-3	$3,130,900	BBB/Baa2	0.60%	WAC (9)	Total Portfolio	Total Portfolio	Crossed Subordinate

(1) The Certificate Sizes are approximate and subject to a +/- 10% variance.

(2) The Credit Enhancement percentages are preliminary and are subject to change based upon the final pool as of the Cut-off Date and additional rating agency analysis.

(3) Up to and including the Distribution Date in May 2008 the Class I-A-1 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group I Mortgage Loans minus 0.176%. After the Distribution Date in May 2008 the Pass-Through Rate will be equal to the weighted average of the Net Rates of the Group I Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.365%.

(4) Up to and including the Distribution Date in May 2008, the Class I-X-1 Certificates will bear interest at a fixed rate (the Pass-Through Rate) equal to 0.176% per annum based on a notional balance equal to the Class I-A current principal balance. Thereafter May 2008 the Class I-X-1 will not have a notional balance and will not bear interest.

(5) Up to and including the Distribution Date in May 2010, the Class I-A-2 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group II Mortgage Loans minus 0.266%. After the Distribution Date in May 2010 the Pass-Through Rate will be equal to the weighted average of the Net Rates of the Group II Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.726%.

(6) Up to and including the Distribution Date in May 2010, the Class II-X-1 Certificates will bear interest at a fixed rate (the Pass-Through Rate) equal to 0.266% per annum based on a notional balance equal to the Class II-A current principal balance. Thereafter May 2010 the Class II-X-1 will not have a notional balance and will not bear interest.

(7) Up to and including the Distribution Date in May 2013, the Class III-A-1 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group II Mortgage Loans minus 0.224%. After the Distribution Date in May 2013 the Pass-Through Rate will be equal to the weighted average of the Net Rates of the Group III Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 5.000%.

(8) Up to and including the Distribution Date in May 2013, the Class III-X-1 Certificates will bear interest at a fixed rate (the Pass-Through Rate) equal to 0.224% per annum based on a notional balance equal to the Class III-A-1 current principal balance. Thereafter May 2013 the Class III-X-1 will not have a notional balance and will not bear interest.

(9) The Class B Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of each Mortgage Loan Group weighted in proportion to the results of subtracting from the aggregate principal balance of each Mortgage Loan Group, the Class Principal Balance of the related Classes of Senior Certificates. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 5.058%.

Depositor/Seller:	Structured Assets Mortgage Investments ("SAMI")
Master Servicer:	Wells Fargo Bank Minnesota, National Association
Trustee/Paying Agent:	JP Morgan Chase Bank
Originators/Underlying Servicers:	The Underlying Servicers for the Mortgage Loans are Countrywide Home Loans, Inc. (approx. 71%), Cendant Mortgage Corporation (approx. 17%), Alliance Mortgage Company (approx. 6%), GMAC Mortgage Corporation (approx. 5%) and Chevy Chase Bank, F.S.B. (approx. 1%). All of the Mortgage Loans were originated or acquired by their respective underlying servicer other than the loans serviced by Alliance which were originated by Mortgage IT.
Cut-off Date:	May 1, 2002
Closing Date:	May 30, 2003
Rating Agencies:	Standard & Poor's and Moody's Investors Service
Legal Structure:	REMIC
Optional Call:	10% cleanup call
Distribution Date:	25th of each month, or next business day, commencing June 25, 2003.
Remittance Type:	Scheduled/Scheduled
Form of Registration:	The investment grade Certificates will be issued in book-entry form through DTC.
Cross-Collateralization:	The B Certificates will be cross-collateralized subordinate certificates issued for the mortgage pool.
ERISA:	The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with the legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.
SMMEA:	The Senior and Class B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Advancing Obligation: Each Underlying Servicer is obligated to advance delinquent mortgagor payments through the date of liquidation of an REO property to the extent they are deemed recoverable. The Master Servicer will be required to advance to the extent that an Underlying Servicer fails in its obligation.

Compensating Interest: Each Underlying Servicer is required to cover interest shortfalls as a result of full prepayments to the extent of their aggregate servicing compensation.

Other Certificates: The following Classes of "Other Certificates" will be issued in the indicated approximate original principal amounts, which will provide credit support to the related Offered Certificates, but are not offered hereby.

Certificate	Orig. Balance	PT Rate
Class B-4	$1,423,100	WAC (see footnote 9)
Class B-5	$853,800	WAC (see footnote 9)
Class B-6	$1,138,646	WAC (see footnote 9)

Collateral Description: As of May 1, 2003, the aggregate principal balance of the Mortgage Loans described herein is approximately $569 million. The Mortgage Loans are conventional, adjustable rate One-Year LIBOR, One-Year CMT or Six-Month LIBOR indexed mortgage loans with initial rate adjustments occurring either three, five, seven or ten years after the date of origination ("Hybrid ARMs"). The Mortgage Loans are secured by first liens on one- to four-family residential properties. Each mortgage loan is fully amortizing over their original term (generally 30-years) other than approximately 42% of the mortgage pool that allow for payments of interest only for a term equal to the initial fixed period of the mortgage loan. After such interest only period, such mortgage loans will fully amortize over its remaining term.

Below is a further summary of the collateral characteristics of the Mortgage Loans by each mortgage loan group and the total pool as of the Cut-Off Date:

MLG	% of Pool	Gross WAC	Net WAC	WAM (mos.)	Gross Margin	Net Margin	Initial Cap	Period Cap	Max Rate	Mos to Roll
I	9.06%	4.888%	4.541%	359	2.390%	2.043%	4.977%	1.321%	9.890%	59
II	44.87%	5.270%	4.992%	359	2.268%	1.990%	4.984%	1.860%	10.301%	83
III	45.07%	5.494%	5.224%	360	2.279%	2.009%	4.982%	1.863%	10.514%	120
Totals:	**100%**	**5.338%**	**5.058%**	**359**	**2.284%**	**2.004%**	**4.982%**	**1.812%**	**10.363%**	**98**

Each mortgage loan has been segregated into four separate mortgage loan groups generally by fixed period as described below:

MLG	Originator	Servicer	Principal Balance	% of Pool	% of Group	Loan Type	Index Type
I	Cendant	Cendant	$4,733,370	0.83%	9.16%	5/1 Hybrid ARM	1-Yr. CMT
I	Cendant	Cendant	$2,913,081	0.51%	5.63%	5/6 Hybrid ARM	6-Mo. LIBOR
I	Chevy Chase	Chevy Chase	$591,000	0.10%	1.10%	5/6 Hybrid ARM	6-Mo. LIBOR
I	ETrade	GMAC	$459,999	0.08%	0.88%	5/6 Hybrid ARM	6-Mo. LIBOR
I	GMAC	GMAC	$11,205,666	1.97%	21.74%	5/1 Hybrid ARM	1-Yr. LIBOR
I	Mortgage IT	Alliance	$31,655,493	5.56%	61.23%	5/6 Hybrid ARM	6-Mo. LIBOR
II	Cendant	Cendant	$14,937,650	2.62%	5.84%	7/1 Hybrid ARM	1-Yr. CMT
II	Cendant	Cendant	$35,132,703	6.17%	13.75%	7/6 Hybrid ARM	6-Mo. LIBOR
II	Chevy Chase	Chevy Chase	$2,773,514	0.49%	1.09%	7/6 Hybrid ARM	6-Mo. LIBOR
II	Countrywide	Countrywide	$202,145,865	35.51%	79.14%	7/1 Hybrid ARM	1-Yr. LIBOR
II	Wells Fargo	Wells Fargo	$450,316	0.08%	0.17%	7/1 Hybrid ARM	1-Yr. CMT
III	Cendant	Cendant	$2,601,702	0.46%	1.00%	10/1 Hybrid ARM	1-Yr. CMT
III	Cendant	Cendant	$35,991,598	6.32%	13.72%	10/6 Hybrid ARM	6-Mo. LIBOR
III	Chevy Chase	Chevy Chase	$2,402,442	0.42%	0.91%	10/6 Hybrid ARM	6-Mo. LIBOR
III	GMAC	GMAC	$19,252,694	3.38%	7.34%	10/1 Hybrid ARM	1-Yr. LIBOR
III	Countrywide	Countrywide	$201,989,252	35.48%	77.01%	10/1 Hybrid ARM	1-Mo. LIBOR

See the attached collateral descriptions for more information. NOTE: the information related to the Mortgage Loans described herein reflects information as of the May 1, 2003. It is expected that on or prior to the Closing Date, scheduled and unscheduled principal payments will reduce the principal balance of the Mortgage Loans as of the Cut-off Date and may cause a decrease in the aggregate principal balance of the Mortgage Loans, as reflected herein, of up to 10%. **Consequently, the initial principal balance of any of the Offered Certificates by the Closing Date is subject to an increase or decrease of up to 10% from amounts shown on the front cover hereof.**

Underwriting Standards:

The Mortgage Loans were underwritten to the guidelines of the respective originator as more fully described in the prospectus supplement

Credit Enhancement: Credit Enhancement for the Certificates will be provided by a senior/subordinate shifting interest structure. The Class B Certificates are cross-collateralized and provide credit enhancement for the Class A Certificates.

Cash-Flow Description:

Distributions on the Certificates will be made on the 25th day of each month (or next business day). The payments to the Certificates, to the extent of available funds, will be made according to the following priority:

Available Funds:

1. Payment of interest to the holders of the Class I-A, Class I-X-1, Class II-A, Class II-X-1, Class III-A and Class III-X-1 Certificates at a rate equal to their respective Pass-Through Rates (as described on page 2 hereof);
2. Payment of principal to the holders of the Class I-A, Class II-A and Class III-A Certificates in an amount equal to their respective Group's Senior Optimal Principal Amount; and
3. Payment of interest and principal sequentially to the Class B Certificates in order of their numerical class designations, beginning with the Class B-1 Certificates, so that each such Class shall receive (a) interest at a rate equal to the Pass-Through Rate set forth in the footnote 9 on page 3 hereof, and (b) such class' Allocable Share of the Subordinate Optimal Principal Amount.

Shifting Interest:

The Senior Certificates will be entitled to receive 100% of the prepayments on the Mortgage Loans up to and including May 2010. The Senior Prepayment Percentage can be reduced to the Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the Subordinate Percentage over the next five years provided that (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans, as a percentage of the Current Principal Amount of the Subordinate Certificate do not exceed 30%, 35%, 40%, 45% or 50% for each test date.

Notwithstanding the foregoing, if after 3 years the current Subordinate Percentage is equal to two times the initial Subordinate Percentage and (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed a) on or prior to May 2006, 20% or b) after May 2006, 30%, then prepayments will be allocated on a pro rata basis.

If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the subordinate prepayment percentage can be allocated to the subordinate classes.

Allocation of Losses:

Realized Losses on the Mortgage Loans will be allocated to the most junior class of Certificates outstanding beginning with the Class B-6 Certificates, until the Certificate Principal Balance of each Subordinate Class has been reduced to zero. Thereafter, Realized Losses on the Group I Mortgage Loans will be allocated to the Class I-A Certificates, realized losses on the Group II Mortgage Loans will be allocated to the Class II-A Certificates and realized losses on the Group III Mortgage Loans will be allocated to the Class III-A Certificates.